Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-57252

               AMERICAN BAR ASSOCIATION MEMBERS RETIREMENT PROGRAM
                          UNITS OF BENEFICIAL INTEREST
                         IN THE AMERICAN BAR ASSOCIATION
                      MEMBERS/STATE STREET COLLECTIVE TRUST
                                 ---------------

                         SUPPLEMENT DATED JULY 25, 2001
                       TO PROSPECTUS DATED APRIL 12, 2001
                                -----------------


                  This supplement to the Prospectus dated April 12, 2001 (the "Prospectus") for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the "Collective Trust") describes changes to the Growth Equity Fund, effective August 15, 2001. Terms not defined in this supplement that are defined in the Prospectus have the same meanings given to them in the Prospectus. This supplement should be read in conjunction with the Prospectus, which either accompanies this supplement or has previously been sent to you. Upon written or oral request, State Street will provide you with a copy of the Prospectus without charge. Direct your request for a Prospectus to State Street Bank and Trust Company, Attention ABRA Customer Service, Post Office Box 9109, Boston, Massachusetts 02209-9109; telephone number (800) 348-2272.

                  As described in the Prospectus, State Street has retained the services of various Investment Advisors to provide advice with respect to certain of the Funds available as investment options under the Program. State Street exercises discretion with respect to the selection and retention of Investment Advisors and may, upon consultation with ABRA, remove an Investment Advisor at any time. State Street may also change the allocation of assets among Investment Advisors to a particular Fund. State Street has determined to make certain changes to the Growth Equity Fund. These changes are described below.

                  As described in the Prospectus, State Street has retained Lincoln Capital Management, Capital Guardian Trust Company, Dresdner RCM Global Investors LLC and Bankers Trust Company, a subsidiary of Deutsche Bank AG, as Investment Advisors for the Growth Equity Fund. State Street, after consultation with ABRA, has decided to terminate Lincoln Capital Management's service as an Investment Advisor to the Growth Equity Fund, effective August 15, 2001. State Street will continue to retain Capital Guardian Trust Company, Dresdner RCM Global Investors LLC and Bankers Trust Company to serve as Investment Advisors to the Fund. Each of the three remaining advisors to the Growth Equity Fund will continue to provide advice and arrange for the execution of transactions for a portion of the Fund's assets.

                  As described in the Prospectus, State Street will determine the percentage of the assets of the Growth Equity Fund to be allocated to each Investment Advisor. Unless altered by State Street, the assets of the Growth Equity Fund will be allocated among the Fund's three remaining Investment Advisors in three equal portions. Effective August 15, 2001, State Street will reallocate the portion of the Growth Equity Fund allocated to Lincoln Capital Management among the portions of the Fund allocated to each of the three remaining Investment Advisors to achieve the targeted allocation as of that date. Income and gains attributable to the assets allocated to each portion remain allocated to that portion, and any differences in relative investment performance of the three portions of the Fund can change the percentage of total assets of the Growth Equity Fund for which State Street obtains investment advice from each Investment Advisor. State Street allocates contributions and transfers to, and withdrawals and transfers from, the Growth Equity Fund among the three portions in order to achieve the targeted allocation of the assets of the Fund. State Street may also, in its discretion, re-allocate assets among the three portions in order to avoid excessive deviation from the targeted allocation.

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                  The investment objective, strategies, and investment
guidelines and restrictions of the Growth Equity Fund remain unchanged.



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